Exhibit 99.1

MERLIN PARTNERS

One Chagrin Highlands

2000 Auburn Drive, Suite #430

Cleveland, OH 44122

September 8, 2004

Corporate Secretary

The Stephan Company

1850 West McNab Road

Fort Lauderdale, FL 33309

Dear Sir:

We are pleased that the going private transaction of The Stephan Co. (“Stephan”) has been abandoned.We would like to discuss with management some additional actions that can be taken to enhance Stephan’s shareholder value.Additionally, in order to protect our right to nominate directors at the annual meeting, it is necessary to submit this notice pursuant to Section 3.6 of the bylaws.

Merlin Partners, L.P., a shareholder of Stephan, hereby gives notice that it intends to have a representative appear in person or by proxy at Stephan’s 2004 annual meeting to nominate the following persons for election as directors:

Phillip Goldstein (Age 59) -- Mr. Goldstein has been an investment advisor since 1992; He has been a director of Brantley Capital Corporation since 2002 and of The Mexico Equity and Income Fund since 1999. (Class I)

David Pawl (Age 56) -- Mr. Pawl is a retired business executive since 2002. From 1997 until 2002, Mr. Pawl was the President of GE Quartz, Inc. (a division of GE Specialty Materials), a subsidiary of General Electric Company (“GE”). Mr. Pawl was made an Officer of GE in conjunction with being named President of GE Quartz in 1997. GE Quartz manufactures materials sold into the semiconductor equipment, fiber optics and lighting markets. In this role, Mr. Pawl was responsible for all sales, marketing and distribution operations of the business. The business employed approximately 1,000 people while reaching $275 million of annual revenues at its peak in 2000. GE Quartz had four manufacturing facilities during Mr. Pawl’s tenure, including three in Ohio and one in Germany. Prior to his role with GE Quartz, Mr. Pawl held numerous operational roles with GE beginning in 1976, including General Manager of Distribution Services for GE Lighting and General Manager of Global Sourcing for GE Lighting. Mr. Pawl holds a Bachelor of Science in Business Administration from State University of New York in Albany. (Class I)

Bradley Zucker (Age 31) -- Mr. Zucker is currently a Vice President and The Chief Financial Officer for all Ancora entities (including Ancora Capital, Inc., Ancora Securities, Inc. and Ancora Advisors, LLC). Before joining Ancora in 2002, Mr. Zucker was the Corporate Controller for International Total Services, a publicly traded international provider of aviation and commercial security services.His responsibilities included managing accounting and finance matters, including various SEC filings. Mr. Zucker was promoted to this position after serving simultaneously as both the Company’s International Controller and Acquisition Controller. Prior to joining International Total Services in 1999 Mr. Zucker worked in Ernst & Young, LLC’s auditing practice in Cleveland. Mr. Zucker graduated from Emory University with a degree in Accounting. He also holds a Masters in Business Administration from Case Western Reserve University and is a Certified Public Accountant (CPA). (Class II)

Brian Hopkins (Age 28) -- Mr. Hopkins is currently a Vice President and Principal with Ancora Advisors, LLC (“Ancora”), a money management firm based in Cleveland, Ohio. Ancora invests in public equities and fixed income securities for its clients through multiple vehicles, including mutual funds, managed accounts and a private investment partnership. Mr. Hopkins focuses on due diligence of Ancora’s new investments and monitoring of active investments. Mr. Hopkins is also the Co-Portfolio Manager of Merlin Partners, L.P., a long/short private investment partnership managed by Ancora. Prior to joining Ancora in 2003, Mr. Hopkins was an Investment Associate with Primus Venture Partners in Cleveland, where he focused on due diligence of potential private equity investments and the monitoring of portfolio investments. Before joining Primus in 2001, Mr. Hopkins worked in the Investment Banking Division of Deutsche Banc Alex. Brown as an Associate in London after completing the Financial Analyst program in Baltimore. Mr. Hopkins graduated with honors from Georgetown University with a degree in Finance and additional concentration in Economics. (Class II)

Chad Arfons (Age 33) – Mr. Arfons is currently an attorney at the Cleveland, Ohio office of the law firm of Roetzel & Andress, LPA since 2003.Mr. Arfons focuses his practice on corporate and business services, with an emphasis in banking and finance.Mr. Arfons regularly represents financial institutions and borrowers in secured debt, bond and securitized loan financing and represents investors and syndicates in private placement transactions.From 2001 to 2003, Mr. Arfons served as General Counsel and Operating Manager to Standard Jig Boring Inc., a closely-held manufacturer of precision components for the aerospace, defense and power-generation industries, in which capacities he was responsible for operational, financial and legal decision-making for the company.From 1999 to 2001 Mr. Arfons was an attorney with Roetzel & Andress in the Akron office. Mr. Arfons is a graduate of Tulane University School of Law and he also graduated with an undergraduate degree from the University of Akron. He is authorized to practice law before the courts of the State of Ohio and the United States Tax Court. (Class III)

Each nominee has consented to being named in this proxy statement and to serve as a director if elected.The address of Merlin Partners and of each nominee is One Chagrin Highlands, 2000 Auburn Drive, Suite 430, Cleveland, OH 44122.None of our nominees has any arrangement or understanding with Merlin Partners in connection with being nominated.We do not know of any material conflicts of interest that would adversely affect any of our nominees from acting in the best interest of Stephan and we believe that all of our nominees would be considered independent directors if elected.

Merlin Partners owns of record one share of Stephan and beneficially owns an additional 23,200 shares that are held in street name.

Please advise us immediately if you believe this notice is deficient in any way so that we can promptly cure any deficiency.Thank you.

Very truly yours,

/s/ Richard A. Barone

/s/ Brian R. Hopkins

Richard A. Barone

Brian R. Hopkins

Portfolio Manager

Portfolio Manager

Merlin Partners, LP

Merlin Partners, LP